Exhibit 2

                                 PROMISSORY NOTE

Up to $333,005.75                                             February 28, 2003

     FOR VALUE RECEIVED, Microfield Graphics, Inc. ("Payor"), promises to pay Steelcase Inc. ("Holder"), at 901-44th Street S.E., Grand Rapids, Michigan 49508, or at such other place as Holder may from time to time designate in writing, the principal sum of up to Three Hundred Thirty-Three Thousand Five Dollars and Seventy-Five Cents ($333,005.75) (the "Maximum Amount"), as further described in Section 1 below, together with interest as provided below, in lawful money of the United States, with the principal and interest to be due and payable as provided in Section 3 below. This Note may not be transferred other than to one or more affiliates of Holder.

1.   DEFERRED PURCHASE PRICE

     Pursuant to the terms of a Stock Purchase and Pledge Agreement, dated as of the date hereof, between Payor and Holder (the "Agreement"), Payor has purchased from Holder 951,445 shares of Payor Common Stock (the "Common Stock") for Two Hundred Nine Thousand Three Hundred Seventeen Dollars and Ninety Cents ($209,317.90) (the "Base Amount"), or $0.22 per share, subject to adjustment. This Note evidences the deferred purchase price for the Common Stock. Payments of principal under this Note shall be made in three equal annual installments of $69,772.64, on the first, second and third anniversary of the date of this Note. Unless previously calculated pursuant to Section 3 below, on the third anniversary of the date of this Note (the "Maturity Date"), the parties shall calculate the average closing price of Payor's common stock on the principal market on which such common stock is traded, for each day the common stock is traded within the 180 day period ending on the last business day immediately prior to the Maturity Date (the "Average Share Price"). If the Average Share Price is greater than $0.22 per share, the purchase price payable under the Agreement will increase to the amount equal to the sum of (a) $209,317.90 plus
(b) an additional amount which equals 951,445 shares (as appropriately adjusted to reflect the value of the Common Stock after giving effect to stock splits, dividends, reorganizations and recapitalizations and other similar transactions occurring after the date hereof) multiplied by the excess of the Average Share Price over $0.22 per share (as appropriately adjusted to reflect the value of the Common Stock after giving effect to stock splits, dividends, reorganizations and recapitalizations and other similar transactions occurring after the date hereof). Thus, for example, if the Average Share Price is $.30 per share, the purchase price for the Common Stock would be increased by $76,115.60 (951,445 shares (as adjusted) multiplied by $0.08 per share), to $285,433.50. Any purchase price increase will be evidenced by an increase in the principal amount due under this Note, and such increase will be paid on the Maturity Date. Notwithstanding the foregoing, the maximum Average Share Price permitted will be $0.35 (as appropriately adjusted to reflect the value of the Common Stock after giving effect to stock splits, dividends, reorganizations and recapitalizations and other similar transactions occurring after the date hereof).

     Unless otherwise previously paid in accordance with the terms of this Note, if at any time within eighteen (18) months of the date of this Note, (i) Payor engages in a transaction or series of related transactions which results in a sale of all or substantially all of its assets or (ii) Payor and its shareholders engage in a transaction or a series of related transactions (whether by stock sale, merger, consolidation or other type of transaction) as a result of which (x) the holders of the shares of Payor common stock issued and outstanding immediately prior to such transaction(s) hold less than 50% of the voting power of Payor or other surviving entity of such transaction(s), and (y) the majority of the Board of Directors of Payor or such surviving entity following such transaction(s) were not members of the Board of Directors of Payor immediately prior to such transaction(s), this Note shall become immediately due and payable, plus all accrued and unpaid interest, and the purchase price for the Common Stock shall be increased by an amount equal to the excess value, over the amount of this Note, which Holder would have received if it had been the owner of the Common Stock at the time of such transaction(s), with such excess consideration payable in the same form received by the shareholders of Payor in such transaction(s).

     If at any time within eighteen (18) months of the date of this Note, Payor issues shares of its stock in a transaction or a series of related transactions and, as a result, (x) the number of shares of Payor common stock issued and outstanding following such transaction(s) is more than twice the number of shares of Payor common stock issued and outstanding as of the date of this Note (excluding, for the purpose of such calculation, the Common Stock) and (y) the majority of the Board of Directors of Payor following such transaction(s) were not members of the Board of Directors of Payor as of the date of this Note, then this Note shall become immediately due and payable, plus all accrued and unpaid interest, and the purchase price for the Common Stock shall be increased by an amount equal to the market value of the Common Stock, measured immediately prior to the time of such transaction(s), less the amount of the Note, payable by the issuance by Payor of a number of shares of Payor common stock equal to (a) such excess value divided by (b) the market value of a share of Payor common stock measured immediately after the time of such transaction(s).

     Notwithstanding anything in this Note to the contrary, at any time within 180 days after the date of this Note, Payor may prepay the entire deferred purchase price owed hereunder by making a lump sum payment of $0.20 per share (as appropriately adjusted to reflect the value of the Common Stock after giving effect to stock splits, dividends, reorganizations and recapitalizations and other similar transactions occurring after the date hereof), or $190,289, together with all accrued and unpaid interest as of the date of such payment.

2.   RATE OF INTEREST

     The indebtedness outstanding hereunder from time to time prior to the Maturity Date shall bear interest, on the basis of a year of 360 days for the actual number of days elapsed, at the rate of 12% per annum.

3.   PAYMENTS AND PREPAYMENTS

     Interest accruing under this Note shall be payable quarterly, on the 1st day of March, June, September and December, commencing June 1, 2003. Principal payments shall be made in accordance with Section 1 above. The entire unpaid principal balance, together with all accrued and unpaid interest owing hereunder, shall be due and payable on the Maturity Date. All payments on this Note shall be applied first to the payment of accrued interest, and the remainder, if any, to the payment of principal.

     This Note may be prepaid in whole, but not in part, at any time, without premium or penalty. If this Note is prepaid after the initial 180 day period provided in Section 1, the Average Share Price shall be calculated by using the average closing price of Payor's common stock on the principal market on which such common stock is traded, for each day the common stock is traded within the 180 day period ending on the last business day immediately prior to the prepayment date. Once the Average Share Price has been determined, the parties will use the formula set forth in Section 1 to calculate any increase in the purchase price. Any purchase price increase will be evidenced by an increase in the principal amount due under this Note, and such increase will be paid on the prepayment date. Notwithstanding the foregoing, the maximum Average Share Price permitted will be $0.35 (as appropriately adjusted to reflect the value of the Common Stock after giving effect to stock splits, dividends, reorganizations and recapitalizations and other similar transactions occurring after the date hereof). If the parties calculate the Average Share Price pursuant to this
Section 3, there shall be no additional adjustment on the Maturity Date pursuant to Section 1 above.

4.   EVENTS OF DEFAULT

     4.1 Default and Acceleration. If any of the following events shall occur, Holder may declare the entire unpaid principal and accrued interest on this Note immediately due and payable, by a notice in writing to Payor:

          (a) Default in the payment of any installment of principal or interest on the due date therefor, which default is not cured within 10 days after written notice from Holder; or

          (b) The commencement of an action by or against Payor seeking any bankruptcy, insolvency, reorganization, liquidation, dissolution or similar relief under any present or future statute, law or regulation, or the appointment, with or without the consent or acquiescence of Payor, of any trustee, receiver or liquidator of Payor or of all or any substantial part of the properties of Payor, or the making by Payor of an assignment for the benefit of creditors, or the admission by Payor in writing of its inability to pay its debts generally as they become due; or

          (c) Breach or default by Payor under the Agreement, which breach or default is not cured within 10 days after written notice from Holder.

     4.2 Costs of Collection. Payor shall pay all costs of collection and enforcement of this Note, including reasonable attorneys' fees and court costs. [MUTUAL]

5.   MISCELLANEOUS

     5.1 Waiver. Payor hereby waives presentment and demand, notice of demand or dishonor and expressly agrees that the maturity of this Note, or any payment hereunder may be extended from time to time without in any way affecting the liability of Payor.

     5.2 Security. This Note is secured by the pledge of the Common Stock pursuant to the Agreement.

     5.3 Applicable Law. This Note, being delivered and accepted by Holder in the State of Oregon, shall be governed and construed according to the internal laws of the State of Oregon (without giving effect to conflict of laws principles).

     5.4 Interest Rate Limitation. Notwithstanding any provisions of this Note or the Agreement, in no event will the amount of interest paid or agreed to be paid by Payor exceed an amount computed at the highest rate of interest permissible under applicable law. If, from any circumstances whatsoever, fulfillment of any provision of this Note or the Agreement at the time performance of such provision will be due will involve exceeding the interest rate limitation validly prescribed by law which a court of competent jurisdiction may deem applicable hereto, then, ipso facto, the obligations to be fulfilled will be reduced to an amount computed at the highest rate of interest permissible under applicable law. If for any reason whatsoever, Holder will ever receive as interest an amount which would be deemed unlawful under such applicable law, the amount will be automatically applied to the payment of principal under this Note (whether or not then due and payable) and not to the payment of interest, or will be refunded to Payor if such principal and all other obligations of Payor to Holder have been paid in full.

                                                     Payor:

                                                     MICROFIELD GRAPHICS, INC.


                                                     By: /s/ Steve Wright
                                                        ------------------------

                                                    Its: CEO/President
                                                        ------------------------